21002408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Chessiecap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7911 Sherwood Avenue
(No. and Street)

Towson	**MD**	**21204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Schmidt **(301) 941-1824**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*
Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Douglas Schmidt**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Chessiecap Securities, Inc.**, as of **December 31**, **2020**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Maryland
Baltimore County

Signature

CEO + Executive Representative
Title

Notary Public

My Commission expires 11-15-2021

GERALD DIAZ
Notary Public, State of Maryland
Baltimore County
Commission Expires Nov. 15 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

CHESSIECAP SECURITIES, INC.
Financial Statements
For the Year Ended December 31, 2020
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chessiecap Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chessiecap Securities, Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2003.

March 1, 2021
Atlanta, Georgia

Rubio CPA, PC

CHESSIECAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash	$	15,248
Accounts receivable		5,986
Prepaid expenses and deposits		3,668
Due from Stockholder		28,228
Total Assets	$	53,130

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	3,380
Total Liabilities		3,380
STOCKHOLDER'S EQUITY		49,750
Total Liabilities and Stockholder's Equity	$	53,130

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020

REVENUES	
Investment banking	$ 709,791
Forgiveness of PPP Loan	78,100
Other	8,026
Total revenues	795,917
EXPENSES	
Commissions, compensation and benefits	626,280
Technology and communications	6,630
Other	59,380
Total expenses	692,290
NET INCOME	$ 103,627

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 103,627
Items which do not impact cash:	
Forgiveness of PPP loan	(78,100)
Adjustments to reconcile net income to net cash provided by operations:	
Increase in accounts receivable	(3,650)
Decrease in prepaid expenses and deposits	2,594
Increase in due from stockholder	(4,517)
Decrease in due from registered representative	5,350
Decrease in accounts payable	(22,317)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,987
NET CASH FROM FINANCING ACTIVITIES:	
Contributions	50,000
Distributions	(140,315)
Proceeds from PPP Loan	78,100
NET CASH USED BY FINANCING ACTIVITIES	(12,215)
NET DECREASE IN CASH	(9,228)
CASH BALANCE:	
Beginning of year	24,476
End of year	$ 15,248

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2020

Balance, December 31, 2019	$ 36,438
Contributions	50,000
Distributions	(140,315)
Net income	103,627
Balance, December 31, 2020	$ 49,750

The accompanying notes are an integral part of these financial statements.

CHESSIECAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Chessiecap Securities, Inc. (the "Company"), a Maryland corporation, is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

The Company was organized in April 2004 and is a wholly-owned subsidiary of Chessiecap, Inc. ("Stockholder").

The Company's customers are located primarily in the United States.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Cash: The Company maintains its bank accounts in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Revenue from Contracts with Customers: Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is complete ("success fees"). The Company has evaluated its nonrefundable retainer fees, to ensure they related to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases that would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, that retainer revenue would be reflected as deferred revenues on the Statement of Financial Condition.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue from Contracts with Customers (continued):
The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction or formal termination of the engagement was approximately $52,000, which is included in Investment Banking revenue in the accompanying Statement of Operations.

Success fee revenue for advisory arrangements is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction).

Accounts Receivable: Accounts receivable are non-interest bearing, uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary.

In June 2016, the FASB issued ASU No.2016-13, "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost. The model replaces the probable, incurred loss model for those assets and broadens the information an entity must consider in developing its expected credit loss estimate for assets measured at amortized costs. The Company adopted ASU No. 2016-13 using the modified retrospective approach with no material impact to its financial position, results of operations, or cash flows.

Income Taxes: The Company is included in the consolidated S corporation federal income tax return filed by its Stockholder, pursuant to an election to be a Qualified S corporation subsidiary. Therefore, the income or losses of the Company flow through to the Stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as an S corporation, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $11,868, which was $6,868 in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was 0.28 to 1.00.

NOTE C – CONCENTRATIONS

Approximately 82% of investment banking revenues were earned from two customers during 2020.

NOTE D – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2020.

NOTE E – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Stockholder. Under the terms of this agreement, the Stockholder pays the Company for personnel services, office expenses, and other administrative costs allocated to it based upon the relative time spent between the two entities. The amount allocated to the Stockholder by the Company in 2020 under this agreement was approximately equal to $153,050. The amount Due from Stockholder at December 31, 2020 of $28,228 arose from this agreement.

CHESSIECAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE E — RELATED PARTY TRANSACTIONS (CONTINUED)

Under the expense sharing agreement with the Stockholder, the Company is allocated certain operating expenses incurred by the Stockholder. The amount of such expenses recorded by the Company during 2020 pursuant to this agreement was approximately $8,000.

Separately, the Company at times pays operating expenses on behalf of its Stockholder for which the Company subsequently seeks reimbursement. At December 31, 2020, no amounts are due from the Company's payment of such expenses.

As of December 31, 2020, the Company operates from office space provided by its Stockholder at no cost to the Company.

Financial position and results of operation could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE F – ECONOMIC RISKS

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

SUPPLEMENTAL INFORMATION

CHESSIECAP SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

NET CAPITAL:

Total stockholder's equity	$ 49,750
Less non-allowable assets:	
Accounts receivable	5,986
Prepaid expenses and deposits	3,668
Due from Stockholder	28,228
	(37,882)
Net capital	11,868
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 6,868
Aggregate indebtedness	$ 3,380
Minimum net capital required on aggregate indebtedness	$ 225
Ratio of aggregate indebtedness to net capital	0.28 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2020

There is no significant difference between net capital as reported in Part IIA of the Form X-17A-5 and net capital as reported above.

CHESSIECAP SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690 8995
Fax: 770 638 7[illegible]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chessiecap Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Chessiecap Securities, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Chessiecap Securities, Inc. stated that Chessiecap Securities, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Chessiecap Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chessiecap Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 1, 2021
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

Chessiecap Securities, Inc.
3 Bethesda Metro Center
Suite 700
Bethesda, Maryland 20814

CHESSIECAP SECURITIES, INC.'S EXEMPTION REPORT

We, as members of management of Chessiecap Securities, Inc. (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2020 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1, 2020 to December 31, 2020 without exception.

Douglas M. Schmidt
Partner and Executive Representative
February 15, 2021